UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

1 Angel Court, London

England, EC2R 7AG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Prudential plc (the "Company") today closed the previously announced issue of US$350,000,000 3.625% Notes due 24 March 2032 (the “Offering”).  The Offering was conducted pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-244226) previously filed with the Securities and Exchange Commission (the “SEC”) on 11 August 2020 (the “Registration Statement”). A final prospectus supplement related to the Offering was filed by the Company with the SEC on 23 March 2022.

In connection with the Offering, the Company appointed Cogency Global Inc., located at 122 E. 42nd St. 18th Floor, NY, NY 10168, as successor agent for the service of process in respect of the Registration Statement, effective as of the filing of this current report on Form 6-K.

The exhibits furnished with this current report on Form 6-K are incorporated by reference into the Registration Statement and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 21, 2022
4.1	Second Supplemental Indenture, dated March 24, 2022, between Prudential plc and Citibank, N.A.
4.2	Form of Prudential plc 3.625% Notes Due 2032 (included as Exhibit A in Exhibit 4.1)
5.1	Opinion of Morgan, Lewis & Bockius UK LLP
5.2	Opinion of Slaughter & May
23.1	Consent of Morgan, Lewis & Bockius UK LLP (included in Exhibit 5.1)
23.2	Consent of Slaughter & May (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 24 March 2022	By:	/s/ Thomas Clarkson
Thomas Clarkson
Company Secretary